PRIMERO TO TRADE ON TSX UNDER SYMBOL “P”

Vancouver, British Columbia, August 19, 2010 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) is pleased to announce that its common shares will begin trading on the Toronto Stock Exchange (the “TSX”) today under the symbol “P”. The Company’s common share purchase warrants will also begin trading on the TSX today under the symbol “P.WT”.

Primero acquired the San Dimas gold-silver mine in Mexico from Goldcorp Inc. on August 6, 2010. San Dimas produced 113,000 ounces of gold and 5.1 million ounces of silver in 2009.

“Primero graduating to the TSX is the final step in a remarkable transformation,” stated Joseph Conway, President & CEO. “Primero has quickly become the Americas’ new precious metals producer. The acquisition of the San Dimas mine and our name change to Primero Mining Corp. created a well funded, growth oriented gold producer. Now our listing on the Toronto Stock Exchange has provided improved visibility and liquidity for our shareholders.”

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer with operations in Mexico and intentions to become the next intermediate gold producer. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

About San Dimas

The San Dimas gold-silver deposit is one of the most significant precious metal deposits in Mexico. San Dimas consists of three underground gold-silver mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. San Dimas produced 113,000 ounces of gold and 5.1 million ounces of silver in 2009. The district was first mined in 1757 with historical production from the San Dimas district estimated at 11 million ounces of gold and 582 million ounces of silver, affirming it as a world class epithermal mining district.

For further information, please contact:

Joseph F. Conway	Tamara Brown
President & CEO	VP, Investor Relations
Tel: (416) 572 2162	Tel: (416) 572 2752
jconway@primeromining.com	tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be deemed “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding proposed growth plans for Primero and intentions to become the next intermediate gold producer. The forward-looking statements are based on reasonable assumptions, including assumptions related to the availability of acquisition targets and financing requirements. Factors that may cause results to vary from anticipations include the risks that Primero may not find acquisition targets at attractive prices, mineral reserves or resources are not as estimated, cost of production will be higher than anticipated, there are fluctuations in capital markets. Although Primero believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Primero’s management on the date the statements are made. Primero undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.